October 1, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology, Filer Support

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar

Re: CW Petroleum Corp

Offering Statement on Form 1-A

Filed on September 10, 2018

File No. 024-10846

Acceleration Request

Requested Date: October 4, 2018

Requested Time: 5:00 PM Eastern Time

Gentlemen:

CW Petroleum Corp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Christopher Williams at (713) 857-8142 or by email to him at: Christopher Williams chris@cwpetroleumcorp.com.

Very truly yours,

CW Petroleum Corp

By: /s/Christopher Williams

     Christopher Williams

     President

23501 Cinco Ranch Blvd. Ste H120 - #325 Katy, TX 77494